Exhibit 2.2

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

In re:	)	Chapter 11
)
INTEGRATED TELECOM EXPRESS, INC.,	)	Case No. 02-12945 (PJW)
)
Debtor.	)	Re: Docket No. 202

ORDER CONFIRMING DEBTOR’S SECOND AMENDED PLAN OF

LIQUIDATION UNDER CHAPTER 11 OF THE BANKRUPTCY CODE

Integrated Telecom Express, Inc. (the “Debtor”), having filed its voluntary petition for relief under chapter 11 of title 11 of the United States Code (as amended, the “Bankruptcy Code”) on October 8, 2002 (the “Petition Date”) commencing the above-captioned bankruptcy case (the “Chapter 11 Case”); and

The Debtor having filed on February 5, 2003 the Debtor’s Second Amended Plan of Liquidation Under Chapter 11 of the Bankruptcy Code (as may be amended or modified by further Order of the Court, the “Plan”)1 and the Second Amended Disclosure Statement Accompanying Debtor’s Second Amended Plan of Liquidation Under Chapter 11 of the Bankruptcy Code (the “Disclosure Statement”); and

The Debtor and/or its agent having served on or before February 14, 2003, the Plan and the Disclosure Statement on all holders of Class 3A, 3B and 4 Claims and Equity

[1]	Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Plan.

Interests, together with a ballot to accept or reject the Plan to those holders of Class 3A, 3B and 4 Claims and Equity Interests; and

The Debtor having filed the Affidavit of Diane Streany in Support of Tabulation of Ballots the (as amended, the “Voting Affidavit”); and

This Court, upon the motion of the Debtor, having entered the Order (A) Approving Disclosure Statement; (B) Approving Voting Procedures with Respect to Plan of Liquidation of the Debtor; and (C) Scheduling Certain Dates in Connection Therewith (the “Solicitation Order”) fixing March 25, 2003 at 3:30 p.m. as the date and time of a hearing and pursuant to Rules 3017 and 3018 of the Federal Rules of Bankruptcy Procedure (the “Bankruptcy Rules”) and sections 1126 and 1128 of the Bankruptcy Code to consider confirmation of the Plan; and

This Court having reviewed and/or having been advised regarding the Plan, the Disclosure Statement, any technical or non-material modifications to the Plan, and all filed objections and responses to, and statements and comments regarding the Plan; and

This Court having heard the statements of counsel in support of and in opposition to Confirmation at the hearing on Confirmation on March 25, 2003 which was reconvened on April 7, 2003 (March 25, 2003 together with April 7, 2003, the “Confirmation Hearing”), this Court having considered all testimony presented and evidence admitted by affidavits or otherwise at the Confirmation Hearing and having considered the record of the Chapter 11 Case, and this Court having taken judicial notice of the papers and pleadings on file in the Chapter 11 Case; and

This Court having heard the statements on the record at the Confirmation Hearing regarding the resolutions of certain of the objections to, and replies in support of, Plan confirmation, if any; and

It appearing to this Court that (a) notice of the Confirmation Hearing and the opportunity of any party in interest to object to Confirmation were adequate and appropriate as to all parties to be affected by the Plan and the transactions contemplated thereby; and (b) the legal and factual bases set forth in the Voting Affidavit and the other papers and pleadings filed in connection with the Plan establish just cause for the relief granted herein;

Now, therefore, this Court hereby makes and issues Findings of Fact, Conclusions of Law and Order Confirming Debtor’s Second Amended Plan of Liquidation Under Chapter 11 of the Bankruptcy Code as follows.2

FINDINGS OF FACT AND CONCLUSIONS OF LAW

Jurisdiction and Venue

A. On the Petition Date, the Debtor commenced the above-captioned Chapter 11 Case by filing a voluntary petition for relief under chapter 11 of the Bankruptcy Code.

B. This Court has jurisdiction over this matter pursuant to 28 U.S.C. §§ 157(a) and 1334. This is a core proceeding pursuant to 28 U.S.C. § 157(b)(2). Venue in the District of Delaware was proper on the Petition Date and continues to be proper under 28 U.S.C. § 1408.

[2]	This Order constitutes this Court’s findings of fact and conclusions of law under Federal Rule of Civil Procedure 52, as made applicable by Rules 7052 and 9014 of the Federal Rules of Bankruptcy Procedure. Any and all findings of fact shall constitute findings of fact even if they are stated as conclusions of law, and any and all conclusions of law shall constitute conclusions of law even if they are stated as findings of fact.

Compliance with the Requirements of Section 1129 of the Bankruptcy Code

C. Section 1129(a)(1)-Compliance of the Plan with Applicable Provisions of the Bankruptcy Code. The Plan complies with all applicable provisions of the Bankruptcy Code as required by 11 U.S.C. § 1129(a)(1), including, without limitation, 11 U.S.C. §§ 1122 and 1123. The Plan is dated and identifies the Debtor as the proponent of the Plan. Pursuant to sections 1122(a) and 1123(a)(1) of the Bankruptcy Code, the Plan designates Classes of Claims and Equity Interests, other than Administrative Claims and Priority Tax Claims. As required by section 1122(a) of the Bankruptcy Code, each Class of Claims and Equity Interests contains only Claims or Equity Interests that are substantially similar to the other Claims or Equity Interests within that Class. A reasonable basis exists for the classifications in the Plan. Pursuant to sections 1123(a)(2) and 1123(a)(3) of the Bankruptcy Code, Article III of the Plan specifies all Claims and Equity Interests that are not impaired and specifies the treatment of all Claims and Equity Interests that are impaired. Article III of the Plan identifies Classes 1 and 2 as unimpaired and Classes 3A, 3B and 4 as impaired under the Plan. While Class 3A is listed as impaired under the Plan, this Court finds that Class 3A Claims are unimpaired under the Plan. Pursuant to section 1123(a)(4) of the Bankruptcy Code, the Plan also provides the same treatment for each Claim or Equity Interest within a particular Class. Pursuant to section 1123(a)(5) of the Bankruptcy Code, the Plan provides adequate means for the Plan’s implementation, as set forth in Article VI of the Plan. The Debtor will have, immediately upon the effectiveness of the Plan, sufficient Cash available to make all payments that are required to be made on the Effective Date pursuant to the terms of the Plan. Because the Debtor is liquidating pursuant to the terms of the

Plan, there is no relevant application of section 1123(a)(6) of the Bankruptcy Code to the Plan. The Plan complies with section 1123(a)(7) of the Bankruptcy Code, as the selection of the Plan Administrator, the Executive Committee, and the Special Subcommittee (as defined herein) is accomplished in a fair and reasonable manner and is consistent with public policy.

D. Section 1129(a)(2)—Compliance of the Debtor with Applicable Provisions of the Bankruptcy Code. As required by 11 U.S.C. § 1129(a)(2), the Debtor has complied with all applicable provisions of the Bankruptcy Code, including, without limitation, 11 U.S.C. §§ 1125 and 1126 and Bankruptcy Rules 3017, 3018 and 3019. In particular, the solicitation of votes to accept or reject the Plan was (a) in compliance with all applicable non-bankruptcy laws, rules and regulations governing the adequacy of disclosure in connection with such solicitation and (b) solicited after disclosure to holders of Claims and Equity Interests of “adequate information” as defined in 11 U.S.C. § 1125(a).

E. Section 1129(a)(3)—Proposal of Plan in Good Faith. The Debtor proposed the Plan in good faith and not by any means forbidden by law. The Debtor and its current directors, officers, employees, agents, affiliates and professionals (acting in such capacity) have acted in “good faith” within the meaning of section 1125(e) of the Bankruptcy Code.

F. Section 1129(a)(4)—Bankruptcy Court Approval of Certain Payments as Reasonable. Pursuant to section 1129(a)(4) of the Bankruptcy Code, any payment made or promised by the Debtor or by any person acquiring property under the Plan, for services or for costs and expenses in, or in connection with the Chapter 11 Case, or in connection with the Plan and incident to the Chapter 11 Case to the extent of services provided before the Confirmation

Date, has been, or will be before payment, disclosed to this Court. Any such payment made before the Confirmation Hearing is reasonable. Any such payment to be fixed after the Confirmation Hearing is subject to the approval of this Court as reasonable.

G. Section 1129(a)(5)—Disclosure of Identity and Affiliations of Proposed Management, Compensation of Insiders and Consistency of Management Proposals with the Interests of Creditors and Public Policy. Section 1129(a)(5) of the Bankruptcy Code is inapplicable because the Debtor is not reorganizing but instead is liquidating pursuant to the Plan. To the extent 11 U.S.C. § 1129(a)(5) applies to the Liquidating Debtor, the Debtor has satisfied the requirements of this provision of the Bankruptcy Code by, among other things, disclosing James E. Williams as the Plan Administrator and disclosing the contemplated members of the Executive Committee and the Special Subcommittee (as defined herein).

H. Section 1129(a)(6)—Approval of Rate Changes. After the Plan is confirmed, no governmental regulatory commission will have jurisdiction over the rates of the Debtor because the Debtor is liquidating pursuant to the Plan.

I. Section 1129(a)(7)—Best Interests of Creditors and Interest Holders. With respect to each Impaired Class of Claims or Equity Interests of the Debtor, each holder of a Claim or Equity Interest in such Class has accepted the Plan or will receive or retain under the Plan on account of such Claim or Equity Interest property of a value, as of the Effective Date, that is not less than the amount such holder would receive or retain if the Debtor was liquidated on the Effective Date under chapter 7 of the Bankruptcy Code. Further, while Class 3A Creditors were listed as impaired under the Plan, this Court finds that Class 3A Creditors are in fact Unimpaired, as they will be paid in full with interest on account of their Allowed Claims. Accordingly, this Court finds that Class 3A is deemed to have accepted the Plan, despite the fact that NMSBPCSLDHB, L.P. voted its Class 3A Claim to reject the Plan. This Court also finds that NMSBPCSLDHB, L.P. will receive or retain under the Plan on account of its Claim property of a value, as of the Effective Date, that is not less than the amount such holder would receive or retain if the Debtor was liquidated on the Effective Date under chapter 7 of the Bankruptcy Code.

J. Section 1129(a)(8)—Acceptance of the Plan by Each Impaired Class. Pursuant to section 1129(a)(8) of the Bankruptcy Code, (i) Classes 1, 2 and 3A (see above re: finding that Class 3A is Unimpaired) are Unimpaired and, pursuant to 11 U.S.C. § 1126(f), are conclusively presumed to have accepted the Plan, and (ii) as set forth in the Voting Affidavit, Classes 3B and 4 have accepted the Plan in accordance with 11 U.S.C. § 1126(c). Even if Class 3A was impaired under the Plan, the Debtor has satisfied the “cramdown” requirements of section 1129(b) with respect to Class 3A, making the Plan confirmable on that basis as well.

K. Section 1129(a)(9)—Treatment of Claims Entitled to Priority Pursuant to Section 507(a) of the Bankruptcy Code. The Plan provides for treatment of Administrative Claims, Professional Fee Claims and Priority Tax Claims in the manner required by section 1129(a)(9) of the Bankruptcy Code.

L. Section 1129(a)(10)—Acceptance by at Least One Impaired Class. As required by section 1129(a)(10) of the Bankruptcy Code and as indicated in the Voting Affidavit,

at least one Class of Claims (specifically Class 3B) that is impaired under the Plan has accepted the Plan, excluding votes cast by insiders.

M. Section 1129(a)(11)—Feasibility of the Plan. Section 1129(a)(11) of the Bankruptcy Code is inapplicable to the Plan, which provides for the liquidation of the Debtor’s assets pursuant to the Plan. Moreover, Confirmation of the Plan is not likely to be followed by a chapter 7 liquidation of the Debtor. There will be sufficient funds to satisfy the obligations under the Plan and to fund the costs and expenses of the Liquidating Debtor in accordance therewith.

N. Section 1129(a)(12)—Payment of Bankruptcy Fees. In accordance with section 1129(a)(12) of the Bankruptcy Code, Article II of the Plan provides for the payment of all fees payable under 28 U.S.C. § 1930 on or before the Initial Distribution Date.

O. Section 1129(a)(13)—Retiree Benefits. Section 1129(a)(13) of the Bankruptcy Code is inapplicable, as the Debtor does not have any obligations to pay “retiree benefits,” as such term is defined in section 1114 of the Bankruptcy Code.

P. Section 1129(b)—Confirmation of Plan Over Nonacceptance of Impaired Class. Pursuant to section 1129(b)(1) of the Bankruptcy Code, the Plan is confirmed notwithstanding that Class 3A has rejected the Plan, as one creditor—NMSBPCSLDHB, L.P. —has voted to reject the Plan, asserting a claim at least $20 million in excess of the statutory limits imposed by section 502(b)(6) of the Bankruptcy Code. Further, holders of Class 3A Claims are Unimpaired, as set forth above, as they are being paid in full with interest on account of their Allowed Claims. The Plan does not discriminate unfairly and is fair and equitable with respect to the holders of Claims and Equity Interests in Classes 3A, 3B and 4. There is no holder of a Claim or Equity Interest that is junior to the Class 3A who will receive or retain any property under the Plan on account of such Claim or Equity Interest until the Class 3A Creditors are paid in full their Allowed Claims. Even if Class 3A was impaired under the Plan, the Debtor has satisfied the “cramdown” requirements of section 1129(b) with respect to Class 3A, making the Plan confirmable on that basis as well.

Treatment of Unimpaired Claims

Q. The provisions of the Plan with respect to the holders of Unimpaired Claims are fair and appropriate.

Satisfaction of Conditions to Confirmation

R. Each of the conditions precedent to the entry of this Confirmation Order has been satisfied or waived in accordance with the Plan.

S. Pursuant to section 1146(c) of the Bankruptcy Code: (i) the issuance, distribution and transfer of interests in the Liquidating Debtor (to the extent 11 U.S.C. § 1146 applies); (ii) the creation, modification, consolidation or recording of any mortgage, deed of trust or other security interest, the securing of additional indebtedness by such means or by other means; (iii) the making, assignment or recording of any lease or sublease; or (iv) the making delivery or recording of any deed or other instrument of transfer under, in furtherance of, or in connection with, the Plan, including any deeds, bills of sale, assignments or other instruments of transfer executed in connection with any transactions arising out of, contemplated by or in any way related to the Plan or this Confirmation Order, shall not be subject to any stamp, real estate transfer, personal property, recording or other similar tax, and the appropriate state or local governmental officials or agents shall be, and hereby are, directed to forego the collection of any tax and to accept for filing and recordation of any of the foregoing instruments or other documents without the payment of any such tax.

Settlements, Compromises, and Releases

T. All settlements and compromises that are embodied in the Plan are hereby approved as fair, equitable, reasonable and in the best interests of the Debtor and its estate, Creditors and holders of Equity Interests, and such settlements and compromises shall be, and hereby are, effective and binding on all persons and entities who may have had standing to assert such claims or causes of action. Pursuant to section 1123(b)(3) of the Bankruptcy Code and Bankruptcy Rule 9019(a): (i) the settlements, compromises, releases, discharges, exculpations, and injunctions set forth in the Plan and implemented by this Confirmation Order shall be, and hereby are, approved as equitable, reasonable and in the best interests of the Debtor, the Creditors, and Equity Interest holders; (ii) the classification and manner of satisfying all Claims and Equity Interests and the respective distributions and treatments under the Plan take into account and/or conform to the relative priority rights of the Claims and Equity Interests in each Class in connection with any contractual, legal and equitable subordination rights relating thereto, whether arising under general principals of equitable subordination, section 510(b) of the Bankruptcy Code or otherwise; and (iii) the settlement, compromise and release of any and all such rights pursuant to the Plan are in the best interests of the Debtor, its Creditors, and Equity Interest holders, and shall be, and hereby are, approved as fair, equitable, and reasonable. All settlements and compromises of claims and causes of action against non-Debtor entities that may be embodied in the Plan, are approved herein as fair, equitable, reasonable and in the best interests of the Debtor, its Creditors, and Interest holders, shall be, and hereby are, effective and binding on each holder of a Claim and/or Equity Interest who has accepted or who has been deemed to accept, the Plan and no other such holder of a Claim shall possess such standing to assert such claims or causes of action after the Effective Date.

Non-Material Modifications to the Plan

U. All of the modifications to the Plan contained in this Confirmation Order are non-material and are consistent with sections 1122, 1123 and 1127(a) of the Bankruptcy Code. Pursuant to Bankruptcy Rule 3019, this Court finds that the modifications to the Plan contained in this Confirmation Order do not adversely change the treatment of the Claim of any Creditor or the Equity Interest of any Equity Interest Holder who has not accepted the Plan in writing, and such modifications are hereby deemed accepted by all Creditors and Equity Interest Holders who have previously accepted the Plan.

ORDER CONFIRMING DEBTOR’S SECOND AMENDED PLAN OF

LIQUIDATION UNDER CHAPTER 11 OF THE BANKRUPTCY CODE

Confirmation of the Plan

1. The Plan and each of its provisions shall be, and hereby are, confirmed and approved in each and every respect pursuant to section 1129 of the Bankruptcy Code. The Court’s Order Regarding Ruling containing the Court’s April 7, 2003 memoranda (Docket No. 290) is incorporated by reference into, and is an integral part of, this Confirmation Order. The terms of the Plan are incorporated by reference into, and are an integral part of, this Confirmation Order. Notwithstanding the foregoing, if there is any direct conflict between the terms of the Plan and the terms of this Confirmation Order, the terms of this Confirmation Order shall control. All objections and responses to, and statements and comments regarding, the Plan, to the extent not already withdrawn or resolved pursuant to representations on the record at the Confirmation Hearing, shall be, and hereby are, overruled.

Effective Date

2. The Effective Date of the Plan shall be the date selected by the Debtor which is a Business Day no later than thirty (30) days after the Confirmation Date on which: (a) no stay of this Confirmation Order is in effect, and (b) all conditions specified in both Article XII of the Plan have been satisfied or waived pursuant to Article XII. Notwithstanding the foregoing, if NMSBPCSLDHB, L.P. timely files a motion for a stay pending appeal of this Confirmation Order with this Court, the Effective Date shall be stayed until such time as this Court rules on such motion for stay pending appeal.

Effects of Confirmation

3. Executory Contracts and Unexpired Leases Generally. Except as otherwise provided herein, on the Confirmation Date all executory contracts and unexpired leases not previously assumed or rejected by the Debtor or described in Article VII, Section A of the Plan shall be rejected automatically by the Debtor without further notice or order, in accordance with the provisions of section 365 and 1123 of the Bankruptcy Code, and the entry of this

Confirmation Order by this Court shall constitute approval of such rejections pursuant to 11 U.S.C. §§ 365(a) and 1123.

4. Claims for Rejection Damages. All proofs of claim with respect to Claims arising from the rejection of executory contracts or unexpired leases, if any, must be Filed with the Debtor’s claims agent, Bankruptcy Services LLC, by any applicable deadline set by Final Order of this Court and in no event later than thirty (30) days after the Confirmation Date. Any Entity that fails to assert a Claim arising from the rejection of an executory contract or unexpired lease within such time will be forever barred from asserting such Claim against the Debtor, Liquidating Debtor, any other entity, its estate and/or property, unless otherwise ordered by this Court or provided in the Plan. If the Claim becomes an Allowed Claim, then such Claim shall be classified as an Unsecured Claim and distributions shall be made in accordance with the provisions of the Plan.

5. Binding Nature of Plan. In accordance with section 1141 of the Bankruptcy Code, the Plan, its provisions, and this Confirmation Order are binding upon the Debtor, the Equity Committee, the Liquidating Debtor, the Plan Administrator, any other Entity created pursuant to the Plan, any Entity acquiring or receiving property under the Plan, any holder of a Claim or Equity Interest, whether or not the Claim or Equity Interest is Allowed under 11 U.S.C. § 502 or impaired under the Plan, and whether or not the holder of such Claim or Equity Interest has filed, or is deemed to have filed, a proof of Claim or Equity Interest or has accepted or rejected the Plan.

6. Transfer to the Liquidating Debtor. Except to the extent otherwise provided in the Plan or restricted by prior order of this Court, on the Effective Date, all Cash and Assets of the Estate shall be transferred to and vest in the Liquidating Debtor free of any Claims, Liens and Equity Interests, to be managed and used for the sole purposes of achieving Consummation and carrying out the Plan and effectuating the Distributions provided for in the Plan. As of the Effective Date, all property of the Debtor shall be free and clear of all Claims and Equity Interests, except as otherwise specifically provided in the Plan. As of the Effective Date, all mortgages, deeds of trust, Liens or security interests in any property of the Estate will be released and all the right, title and interest of any Holder of any such mortgages, deeds of trust, Liens or security interests shall be canceled, annulled, terminated and become null and void, except as otherwise specifically provided in the Plan. The Liquidating Debtor and Plan Administrator shall be authorized to act as attorney-in-fact for any such Holder to cause all public records to properly reflect and effectuate this provision.

7. Injunction. On and after the Confirmation Date, all persons are permanently enjoined from commencing or continuing in any manner any action or proceeding (whether directly, indirectly, derivatively or otherwise) on account of or respecting any claim, debt, right or cause of action (i) of the Debtor for which the Liquidating Debtor retains sole and exclusive authority to pursue in accordance with the Plan, or (ii) except as otherwise provided by section 1141(d)(3) of the Bankruptcy Code, against the Debtor that seeks to enforce a Claim against, or right accruing to Holders of Equity Interests in, the Liquidating Debtor or its property, except that such an action or proceeding may be maintained solely for the purposes of (a) enforcing an

Entity’s rights under this Plan, liquidating a Claim, or determining a right in or to an Equity Interest; or (b) asserting an Entity’s rights in proceeds of insurance issued on behalf of the Debtor or Liquidating Debtor. Notwithstanding anything to the contrary contained herein or in the Disclosure Statement, nothing contained in this Order nor as a result of the consummation of the Plan shall operate to deprive any party from investigating and/or bringing a derivative action against the Debtor’s current or former officers and/or directors on behalf of the Liquidating Debtor, subject only to such party’s obligations to give notice and show cause to the extent required under applicable law and except that no party may bring a derivative action based upon any post-Petition Date act or omission released pursuant to paragraph 27 of this Order.

Matters Relating to Implementation of the Plan

8. Vesting of Cash and Assets in Liquidating Debtor. Except to the extent otherwise provided in the Plan or restricted by prior order of this Court, on the Effective Date, all Cash and Assets of the Estate shall be transferred to and vest in the Liquidating Debtor free of any Claims, Liens and Equity Interests, to be managed and used for the sole purposes of achieving Consummation and carrying out the Plan and effectuating the Distributions provided for in the Plan.

9. Post-Confirmation Directors and Officers. On the Effective Date, the Plan Administrator will become the sole authorized representative and signatory of the Liquidating Debtor, with authority to render any and all services necessary to effectuate the terms of the Plan. The Executive Committee and the Special Subcommittee (as defined herein) are the only Entities that shall have any authority, duty, obligation, or responsibility with respect to the Liquidating Debtor.

10. Plan Administrator. Effective on the Effective Date, James E. Williams is hereby approved as the Plan Administrator pursuant to the Plan to serve in such capacity in accordance with the Plan and the Plan Administrator Agreement. Mr. Williams’ compensation is set forth in the Plan Administrator Agreement, which agreement has been filed with the Court. The Plan Administrator Agreement shall be, and hereby is, confirmed and approved in each and every respect and made part of the Plan.

11. Dissolution of the Debtor. Upon entry of a Final Decree closing this Chapter 11 Case, the Debtor shall be deemed dissolved and wound up without any further action required on the part of the Debtor, the shareholders of the Debtor, the Board of Directors of the Debtor, or any other Person.

12. Authority to Effectuate Plan. All matters provided under the Plan shall be deemed authorized and approved without further approval from this Court. This Confirmation Order shall act as an order modifying the Debtor’s by-laws such that the provisions of the Plan can be effectuated. The Liquidating Debtor (through the Plan Administrator) shall be authorized, without further application to or order of this Court, to take whatever action is necessary to achieve Consummation and carry out the Plan and to effectuate the Distributions provided for thereunder. Subject to section VI.B, the Liquidating Debtor is authorized to sell or abandon any and all Remaining Assets without further order of this Court.

13. Duties of the Liquidating Debtor. The Liquidating Debtor shall attempt to liquidate, diligently and for the highest value reasonably possible, the Remaining Assets. The Liquidating Debtor may liquidate or abandon the Remaining Assets, including Causes of Action, based on the Liquidating Debtor’s business judgment, without the need for further order of this Court; provided, however, the Liquidating Debtor must provide the Executive Committee with five (5) business days’ advance written notice of any contemplated sale, liquidation or abandonment other than the following matters for which no advance notice or approval shall be required; provided, however, that notice within thirty (30) days after such transaction is consummated or otherwise effected shall be given: (1) compromise of Claims involving a Disputed Claim in face amount less than $250,000, (2) compromises of Causes of Action with a face value of $250,000 or less, and (3) sale, liquidation, or abandonment of assets with a fair market value of less than $50,000. Any objection by the Executive Committee to the sale, liquidation or abandonment of Assets for which prior notice must be given must be timely filed and served on the Liquidating Debtor, counsel for the Liquidating Debtor, and the Plan Administrator, and shall be adjudicated by this Court in the event that such objection cannot be consensually resolved by the parties.

14. Agents of the Liquidating Debtor. In order to carry out its duties under the Plan, the Liquidating Debtor, in addition to its other rights under the Plan, shall have the right, but not the obligation, (a) to retain and compensate professionals (including but not limited to the Professionals retained by the Debtor prior to the Effective Date) and other Persons to assist the Liquidating Debtor in the liquidation of the Remaining Assets, and (b) to employ such other procedures not inconsistent with the Plan. Such professionals shall be compensated in accordance with Article VI, Section C of the Plan.

15. Distributions. Except as otherwise provided in the Plan, or as may be ordered by this Court, Distributions on account of those Claims and Equity Interests that are Allowed as of the Effective Date and are entitled to receive Distributions under the Plan shall be made on the Initial Distribution Date or as soon thereafter as is practicable. Distributions on account of Claims and Equity Interests that become Allowed after the Effective Date shall be made pursuant to the provisions of the Plan. Notwithstanding all references in the Plan to Claims or Equity Interest that are Allowed, in undertaking the calculations concerning Allowed Claims or Equity Interest under the Plan, including the determination of the amount of Distributions due to the Holders of Allowed Claims or Equity Interest, each Disputed Claim or Equity Interest shall be treated as if it were an Allowed Claim or Equity Interest, as appropriate, except that if this Court estimates the likely portion of a Disputed Claim or Equity Interest to be Allowed or otherwise determines the amount which would constitute a sufficient reserve for a Disputed Claim or Equity Interest (which estimations and determinations may be requested by the Plan Administrator), such amount as determined by this Court shall be used as to such Claim.

16. Corporate Action. Upon the entry of this Confirmation Order, all matters provided under the Plan involving the corporate structure of the Liquidating Debtor shall be deemed to be authorized and approved without any requirement of further action by the Liquidating Debtor, the Debtor’s shareholders, or the Debtor’s Board of Directors. Subject to the approval of the Executive Committee or the Court, and notwithstanding Article V, Section B of the Plan, the Liquidating Debtor may, in its sole discretion, terminate or dissolve itself following the Effective Date. On the Effective Date, the Debtor’s Articles of Incorporation shall be deemed amended to prohibit (1) the issuance of certain nonvoting securities, or (2) the existence of securities possessing an inappropriate distribution of voting power, all as more specifically required and described in section 1123(a)(6) of the Bankruptcy Code.

Prosecution of Objections to Claims and Equity Interests

17. Unless another time is set by order of this Court, all objections to Claims and Equity Interests shall be Filed with this Court and served upon the Holders of each of the Claims and Equity Interests to which objections are made by the later of (a) sixty (60) days after the Effective Date, or (b) ninety (90) days after a Proof of Claim or Equity Interest, or request for payment with respect to such Claim or Equity Interest, is Filed; provided, however, that the Liquidating Debtor may seek an extension of time to object to Claims and Equity Interests. If no objection has been filed to a Claim or an Equity Interest within the periods set forth in this paragraph (as such periods may be extended by this Court), then such Claim or Equity Interest shall be Allowed.

18. The Liquidating Debtor may, at any time, request that this Court estimate any contingent or unliquidated Claim pursuant to section 502(c) of the Bankruptcy Code regardless of whether the Liquidating Debtor has previously objected to such Claim or whether this Court has ruled on any such objection, and this Court will retain jurisdiction to estimate any Claim at any time during litigation concerning any objection to any Claim, including during the pendency of any appeal relating to any such objection. In the event that this Court estimates any contingent or unliquidated Claim, that estimated amount will constitute either the allowed amount of such Claim or a maximum limitation on such Claim, as determined by this Court. If the estimated amount constitutes a maximum limitation on such Claim, the Liquidating Debtor may elect to pursue any supplemental proceedings to object to any ultimate payment on such Claim. This provision and Article IX, Section B of the Plan are without prejudice to the rights of any claimant to contest the jurisdiction of this Court in connection with any estimation proceeding. As set forth in the Plan, the reserve for all Claims in Class 3B shall be fixed at $5 million, subject only to downward adjustment upon (a) the agreement of the class representatives of Class 3B or (b) order of this Court after notice and a hearing.

Maintenance of Causes of Action

19. Except as otherwise provided in the Plan, any Cause of Action under any theory of law, including without limitation under the Bankruptcy Code, accruing to the Debtor shall remain an Asset of the Estate pursuant to section 1123(b)(3)(B) of the Bankruptcy Code and on the Effective Date shall be transferred to and vest in the Liquidating Debtor. From and after the Effective Date, the Plan Administrator may litigate any Cause of Action, including those Causes of Action described in the Disclosure Statement, on behalf of the Liquidating Debtor.

20. In the event that the Liquidating Debtor and Plan Administrator decline to prosecute a Cause of Action (including the filing of an objection to a Claim), the Special Subcommittee (as defined herein) shall have the standing and authority to file and prosecute any such Cause of Action in the name of the Liquidating Debtor. In such event, the Special

Subcommitee shall have the right to retain the services of attorneys and other agents in the discretion of the Special Subcommittee to assist and advise the Special Subcommittee with respect to the prosecution of said Causes of Action, as set forth in paragraph 33 herein. The reasonable and necessary fees and actual and necessary expenses of such Professionals or Persons shall be paid by the Plan Administrator in accordance with the fee payment provisions described in Article VI, Section C of the Plan. Nothing contained in this paragraph or the Plan or Disclosure Statement is intended to or shall be interpreted to divest, or limit, or impair any party’s right to investigate and/or seek authority to bring a derivative action against the Debtor’s current or former officers and/or directors on behalf of the Liquidating Debtor, except that no party may bring a derivative action based upon any post-Petition Date act or omission released pursuant to paragraph 27 of this Order.

Retention of Jurisdiction

21. Notwithstanding Confirmation or the Effective Date having occurred, the Chapter 11 Case having been closed, or a Final Decree having been entered, this Court shall have jurisdiction of matters arising out of, and related to the Chapter 11 Case and the Plan under, and for the purposes of, sections 105(a), 1127, 1142 and 1144 of the Bankruptcy Code and for, among other things, the following purposes:

(a) to allow, disallow, determine, liquidate, classify, estimate or establish the priority or status of any Claim or Equity Interest, including the resolution of any request for payment of any Administrative Claim and the resolution of any and all objections to the allowance or priority of Claims;

(b) to grant or deny any applications for allowance of compensation or reimbursement of expenses authorized pursuant to the Bankruptcy Code or the Plan;

(c) to resolve any matters related to the assumption, assumption and assignment, or rejection of any executory contract or unexpired lease to which the Debtor is a party or with respect to which the Debtor may be liable and to hear, determine and, if necessary, liquidate, any Claims arising therefrom, including those matters related to the amendment after the Effective Date to the list of executory contracts and unexpired leases to be rejected;

(d) to ensure that Distributions to Holders of Allowed Claims and Equity Interests are accomplished pursuant to the provisions of the Plan, including ruling on any motion or objection Filed pursuant to the Plan;

(e) to decide or resolve any motions, adversary proceedings, contested or litigated matters and any other matters and grant or deny any applications involving the Debtor or its affiliates, directors, employees, agents or professionals that may be pending on the Effective Date;

(f) to enter such orders as may be necessary or appropriate to implement or consummate the provisions of the Plan and all contracts, instruments, releases, and other agreements or documents created in connection with the Plan or the Disclosure Statement;

(g) to resolve any cases, controversies, suits or disputes that may arise in connection with the Consummation, interpretation or enforcement of the Plan or any Person’s or Entity’s obligations incurred in connection with the Plan, including, among other things, any avoidance actions or subordination actions under sections 510, 544, 545, 547, 548, 549, 550, 551, and 553 of the Bankruptcy Code;

(h) to issue injunctions, enter and implement other orders or take such other actions as may be necessary or appropriate to restrain interference by any Person or Entity with Consummation or enforcement of the Plan, except as otherwise provided herein;

(i) to resolve any cases, controversies, suits or disputes with respect to the releases, injunction and other provisions contained in section V hereof and enter such orders as may be necessary or appropriate to implement such releases, injunction and other provisions;

(j) to enter and implement such orders as are necessary or appropriate if this Confirmation Order is for any reason modified, stayed, reversed, revoked or vacated;

(k) to determine any other matters that may arise in connection with or relate to the Plan, the Disclosure Statement, this Confirmation Order or any contract, instrument, release, or other agreement or document created in connection with the Plan or the Disclosure Statement;

(l) to enter an order and/or Final Decree concluding the Chapter 11 Case;

(m) to consider any modification of the Plan under section 1127 of the Bankruptcy Code and/or modification of the Plan before “substantial consummation” as defined in section 1101(2) of the Bankruptcy Code;

(n) to protect the property of the Estate from adverse Claims or interference inconsistent with the Plan, including to hear actions to quiet or otherwise clear title to such property based upon the terms and provisions of the Plan, or to determine the Debtor’s exclusive ownership of claims and Causes of Action retained under the Plan;

(o) to hear and determine matters pertaining to abandonment of property of the Estate;

(p) to consider any modifications of the Plan, to cure any defect or omission, or reconcile any inconsistency in any order of this Court, including, without limitation, this Confirmation Order;

(q) to interpret and enforce any orders previously entered in the Chapter 11 Case to the extent such orders are not superseded or inconsistent with the Plan;

(r) to recover all Assets of the Debtor and property of the Estate, wherever located;

(s) to hear and determine matters concerning state, local, and federal taxes in accordance with sections 345, 505, and 1146 of the Bankruptcy Code;

(t) to hear and act on any other matter not inconsistent with the Bankruptcy Code;

(u) to consider and act on the compromise and settlement of any litigation, Claim against or Cause of Action on behalf of the Estate; and

(v) to interpret and enforce the injunctions contained in this Confirmation Order.

Dissolution of Equity Committee

22. Except as otherwise provided herein, following the Effective Date, the responsibilities of the Equity Committee and its professionals shall be limited to the preparation and review of fee applications. The Equity Committee shall be dissolved on the ninetieth (90th) day after the Effective Date unless extended by agreement of the Liquidating Debtor or Order of this Court.

Payment of Statutory Fees

23. On or prior to the Initial Distribution Date, the Debtor shall pay all fees payable pursuant to 28 U.S.C. § 1930.

Notice of Entry of Confirmation Order

24. Pursuant to Bankruptcy Rules 2002(f)(7) and 3020(c), the Debtor or the Liquidating Debtor, as applicable, shall be, and hereby are, directed to serve a notice of the entry of this Confirmation Order on the United States Trustee and all holders of Claims or Equity Interests to whom the notice of the Confirmation Hearing was mailed no later than 30 days after the Confirmation Date. The Debtor or the Liquidating Debtor, as applicable, shall be, and hereby are, directed to serve copies of this Confirmation Order on each party that has filed a notice of appearance in this Chapter 11 Case and on each party who filed an objection or response to, or statement or comment regarding the Plan, no later than 30 days after the Confirmation Date. No further notice of the entry of this Confirmation Order shall be required. Additionally, the Debtor shall provide counsel for NMSBPCSLDHB, L.P. five (5) business days’ notice prior to making the first Distribution.

Professional Fees and Expenses

25. Professionals or other entities requesting compensation or reimbursement of expenses pursuant to sections 327, 328, 330, 331, 503(b) or 1103 of the Bankruptcy Code for services rendered prior to the Confirmation Date must File and serve (pursuant to the notice provisions of administrative order(s) entered by this Court on interim compensation of Professionals), an application for final allowance of compensation and reimbursement of expenses no later than sixty (60) days after the Effective Date. All such applications for final allowance of compensation and reimbursement of expenses will be subject to the authorization and approval of this Court. Holders of Professional Fee Claims requesting compensation or reimbursement of expenses that do not file such requests by the applicable bar date shall be forever barred from asserting such Claims against the Debtor or its successors, assigns or property. Any objection to Professional Fee Claims shall be filed on or before the date specified in the application for final compensation.

Non-Material Plan Modifications

26. Article III, Section B.4.b of the Plan is hereby modified as follows: Class 3B—Subordinated Unsecured Claims Treatment. On the Initial Distribution Date or as soon as practicable after the Class 3B Claim becomes an Allowed Claim (and no later than the thirtieth (30th) day of the first month after the Class 3B Claim becomes Allowed), counsel for the Holders of the Allowed Class 3B Claim shall receive Cash in the full amount of such Allowed Class 3B Claim on behalf of such Holders up to an amount not to exceed $5 million. Further, Holders of Class 3B Claims shall be permitted to pursue the proceeds of the Debtor’s directors’ and officers’ liability insurance policy (the “D&O Insurance”) to satisfy any Allowed Class 3B Claim (i.e., the maximum amount of recovery in connection with an Allowed Class 3B Claim cannot exceed $5 million in Cash from the Debtor and $20 million in insurance proceeds from the D&O Insurance). In no event, however, shall the Holders of an Allowed Class 3B Claim be entitled to receive any Cash from the Debtor’s estate in excess of $5 million.

27. Article V, Section F of the Plan is hereby modified as follows: Limitation of Liability. Except as expressly set forth in the Plan, on and after the Confirmation Date neither the Debtor, its successors or assigns, the members of the Equity Committee, the Plan Administrator, nor any of their respective present officers, directors, employees, members, agents, representatives, shareholders, attorneys, accountants, financial advisors, investment bankers, lenders, consultants, experts, and Professionals and agents for the foregoing shall have or incur any liability for, and are expressly exculpated, released, and discharged from, any claim (as defined in section 101(5) of the Bankruptcy Code) or any past or present actions taken or omitted to be taken under or in connection with, related to, effecting, or arising out of the following: (i) the Debtor’s operations after the Petition Date through the Effective Date; (ii) the Chapter 11 Case; (iii) the postpetition administration of the Debtor’s Cash, Assets, and real and personal property; (iv) the pursuit of Confirmation; (v) the formulation, preparation, dissemination, implementation, administration, confirmation, or Consummation of the Plan and the Disclosure Statement; (vi) the sale and liquidation of the Debtor’s Assets, or the property to be distributed under the Plan; (vii) any other act taken or omitted to be taken in connection with the Debtor’s business after the Petition Date through the Effective Date; or (viii) any contract, instrument, release, or other agreement entered into or created in connection with the foregoing; except only for actions or omissions to act to the extent determined by a court of competent jurisdiction (in a Final Order) to be by reason of such party’s gross negligence, willful misconduct, or fraud, and in all respects, such party shall be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under the Plan; it being expressly understood that any act or omission with the approval of this Court will be conclusively deemed not to constitute gross negligence, willful misconduct, or fraud unless the approval of this Court was obtained by fraud or misrepresentation.

28. Article V, Section G of the Plan is hereby modified as follows: Injunction. On and after the Confirmation Date, all persons are permanently enjoined from commencing or continuing in any manner any action or proceeding (whether directly, indirectly, derivatively or otherwise) on account of or respecting any claim, debt, right or cause of action (i) of the Debtor for which the Liquidating Debtor retains sole and exclusive authority to pursue in accordance with the Plan, or (ii) except as otherwise provided by section 1141(d)(3) of the Bankruptcy Code, against the Debtor that seeks to enforce a Claim against, or right accruing to Holders of Equity Interests in, the Liquidating Debtor or its property, except that such an action or proceeding may be maintained solely for the purposes of (a) enforcing an Entity’s rights under this Plan, liquidating a Claim, or determining a right in or to an Equity Interest; or (b) asserting an Entity’s rights in proceeds of insurance issued on behalf of the Debtor or Liquidating Debtor.

29. Article IX, Section E.1 of the Plan, “Disallowance of Claims”, is hereby deleted from the Plan, as section 502 of the Bankruptcy Code controls the disallowance of Claims.

30. Article XIII, Section J of the Plan is hereby modified as follows: Further Assurances. The Debtor, Liquidating Debtor, Plan Administrator and all Holders of Claims receiving Distributions under the Plan and all other parties in interest may, from time to time, prepare, execute and deliver any agreements or documents they believe to be necessary or advisable to effectuate the provisions and intent of the Plan. This provision is without prejudice to any party’s right to challenge whether any such agreement or document is necessary or advisable to effectuate the provisions of the Plan.

31. Pursuant to section 1127 of the Bankruptcy Code and Bankruptcy Rule 3019, any technical amendments or non-material modifications to the Plan contained herein or set forth on the record at the Confirmation Hearing shall be and are hereby approved.

32. The Executive Committee shall have one subcommittee (the “Special Subcommittee”) that shall be comprised of one member designated by the Debtor, one member designated by the Equity Committee, and one independent member designated jointly by the Debtor and the Equity Committee; provided that in the event that the Debtor and the Equity Committee cannot agree on such independent member, the Debtor and the Equity Committee shall each designate one individual who together will select another individual to serve as an independent member of the Special Subcommittee. The Special Subcommittee shall have exclusive responsibility for the sole and limited purpose of: (i) investigating the existence of derivative claims of the Debtor; (ii) determining whether any such claims should be pursued; and (iii) pursuing such claims.

33. Members of the Executive Committee and the Special Subcommittee that are not employed by the Debtor or an insider of the Debtor shall be compensated at market rates as agreed by the Equity Committee and the Debtor or as otherwise ordered by the Court. The Executive Committee and the Special Subcommittee are authorized to retain and compensate professionals as necessary in their discretion. In the event that a member of the Executive Committee or the Special Subcommittee chooses to resign or otherwise ceases to be a member, such member shall have ten (10) days to designate a successor in writing and, if no successor is so designated, the remaining members of the Executive Committee or the Special Subcommittee, as applicable, shall appoint such successor.

34. Notwithstanding the limitations in paragraph 22 herein, the Equity Committee shall continue in existence for the limited purposes of (a) appearing and participating in any pending appeals filed by NMSBPCSLDHB, L.P. relating to this case and any resolution thereof, (b) employing professionals to assist the Equity Committee in this regard, and (c) submitting invoices for post-Confirmation compensation and reimbursement relating to the foregoing in the same manner as professionals to be retained by the Plan Administrator.

Miscellaneous

35. Post-Confirmation Modification. After the entry of this Confirmation Order, the Liquidating Debtor may, upon order of this Court, amend or modify the Plan, in accordance with section 1127(b) of the Bankruptcy Code, or remedy any defect or omission or reconcile any inconsistency in the Plan in such manner as may be necessary to carry out the purpose and intent of the Plan, if (a) the Plan has not been substantially consummated and (b) this Court authorizes the proposed modifications after notice and a hearing.

36. Inconsistencies Between Plan and Order. To the extent of any inconsistency between the provisions of the Plan and this Confirmation Order, the terms and conditions contained in this Confirmation Order shall govern.

37. Integration of Provisions. The provisions of this Confirmation Order are integrated with each other and are non-severable and mutually dependent.

38. Final Order. This Confirmation Order is a final order and the period in which an appeal must be filed shall commence upon the entry hereof.

IT IS SO ORDERED

Dated as of: April 16, 2003	/s/ PETER J. WALSH
The Honorable Peter J. Walsh Chief United States Bankruptcy Judge

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